Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Diffusion Pharmaceuticals Inc.

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 31, 2017 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has limited resources available to fund current research and development activities, and will require substantial additional financing to continue to fund its research and development activities. The conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

McLean, Virginia

May 30, 2017